UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated May 25, 2017
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye Gold”, “Sibanye” and/or “the Group”)
DEALING IN SECURITIES
Westonaria, 25 May 2017. In compliance with paragraphs 3.63 to
3.74 of the Listings Requirements of JSE Limited ("the Listings
Requirements") Sibanye Gold wishes to advise the following in respect of directors’ dealings:
Director's Name : Keith Rayner
Company : Sibanye Gold
Date of transaction : 19 May 2017
Nature of transaction : on market sale of shares
Number of shares Sold : 10 000
Price : R26.77
Value of transaction exc costs : R267 700.00
Class of security : shares
Extent of interest : Indirect beneficial
Director's Name : Keith Rayner
Company : Sibanye Gold
Date of transaction : 22 May 2017
Nature of transaction : on market sale of shares
Number of shares Sold : 20 000
Price : High – R26.20
Low – R25.75
VWAP – R25.93
Value of transaction excluding costs                 : R518 545.12
Class of security : shares
Extent of interest : Indirect beneficial
In terms of paragraph 3.66 of the Listings requirements the
necessary clearance to deal in the above securities was obtained.
ENDS
Contact
James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za
Sponsor
Sponsor: J.P. Morgan Equities South Africa Proprietary Ltd

Forward-looking Statements
This announcement includes “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States
Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as

“target”, “will”, “forecast”, “expect”, “potential”, “intend”,
“estimate”, “anticipate”, “can” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking
statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of
Sibanye, that could cause Sibanye’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking
statements. These forward-looking statements speak only as of the date of this announcement. Sibanye undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

Prospectus; No Offer or Solicitation

No Offer or Solicitation

This announcement is for informational purposes
only and does not constitute: (i) an offer to sell,
or a solicitation of offers to purchase or subscribe for,
securities in the United States or any other jurisdiction;
or (ii) investment advice in any jurisdiction relating to the securities discussed herein.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: May 25, 2017
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer